Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
Customer and Supplier Talking Points
Combining Corn Products and Bunge and creates a stronger company and a better supplier and partner
•	The transaction creates a larger company with a broader product portfolio, wider geographic coverage and more diverse revenue streams
•	Businesses complement and strengthen each other.
o	Links Corn Products skills in product development and innovation with Bunge expertise in logistics and risk management
Combination will create enhanced offerings for customers
•	In shared customer groups such as food processors, animal feed, bakery, brewing and others, the combined company will offer a single source for a broad product portfolio of edible oils, milled products, sweeteners, feed additives and higher-value ingredients
•	Integrating Corn Products and Bunge product development creates stronger platform for innovation and customer solutions
Business as usual in the coming months
•	No closures of industrial operations are expected as a direct result of the combination.
•	The transaction is expected to close in the fourth quarter of this year.
•	In the meantime, regular operations will continue
•	No changes to sales and customer service contacts, contracting, deliveries or other activities
•	Corn Products will continue to use its name
•	We will keep you informed of changes as they happen
Continuing a high level of customer service will be a top priority during integration
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Forward Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.

Corn Products/Bunge
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.